SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               NEUREX CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                 001035-64123810
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                                 (CUSIP Number)

                                 Thomas G. Lynch
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                    Dublin 2
                                     Ireland
                                 353-1-709-4000
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                                    Copy to:
                            William M. Hartnett, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
                            Telecopy: (212) 269-5420
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 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 29, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001035-64123810

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
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          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          OO
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      1,480,474; See Item 6
          SHARES            ---------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING           ---------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,480,474
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.6 (based upon outstanding common stock as of April 29, 1998)
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14        TYPE OF REPORTING PERSON

            CO
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

Item 1.  Security and Issuer.

          This statement relates to the Common Stock, par value $.01 per share (the "Common Shares"), of Neurex Corporation (the "Issuer"), a Delaware Corporation, whose principal executive offices are located at 3760 Haven Avenue, Menlo Park, California 94025.

Item 2.  Identity and Background.

          This statement is filed on behalf of Elan Corporation, plc ("Elan"), a public limited company organized and existing under the laws of Ireland.

          Elan is an integrated worldwide drug delivery and biopharmaceutical company. The principal business and office address of Elan is: Lincoln House, Lincoln Place, Dublin 2, Ireland. Information as to the name, business address, present principal occupation or employment and organization in which such occupation or employment is conducted and citizenship of each director, executive officer and controlling person of Elan is annexed hereto as Schedule A and is incorporated herein by reference.

          Neither Elan nor, to the best of Elan's knowledge, any of the persons listed on Schedule A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

          On April 29, 1998, Elan, Ganesh Acquisition Corp. ("Ganesh"), a wholly-owned, newly-formed direct subsidiary of Elan, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which is filed herewith as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement and contingent upon the consummation of the merger contemplated by the Merger Agreement, the stockholders of the Issuer will receive .510 of an American Depositary Share of Elan ("Elan ADS"; with each Elan ADS representing one Ordinary Share, par value 4 Irish pence, of Elan) represented by American Depositary Receipts of Elan, for each share of the Common Stock of the Issuer they own at the time the merger becomes effective.

Item 4.  Purpose of Transaction.

          On April 29, 1998, Elan and the Issuer entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Ganesh will be merged with and into the Issuer, with the Issuer as the surviving entity and becoming a wholly-owned subsidiary of Elan. The merger is structured as a stock-for-stock merger intended to qualify as a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended, and accounted for as a purchase for financial reporting purposes. The consummation of the merger is subject to various conditions, including, but not limited to, receiving the affirmative vote of a majority of the outstanding equity securities of the Issuer and certain regulatory approvals. The certificate of incorporation and by-laws of the Issuer in effect immediately prior to the consummation of the merger shall be the certificate of incorporation and by-laws of the surviving entity. The directors of Ganesh immediately prior to the effective time of the merger shall be the initial directors of the surviving entity, and the officers of the Issuer immediately prior to the effective time of the merger shall be the initial officers of the surviving entity. Following consummation of the merger, Elan plans to apply to the NASDAQ to delist the Common Stock of the Issuer and to file a Form 15 with the Securities and Exchange Commission ("SEC") deregistering the Common Stock of the Issuer pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

          (a) By virtue of the Voting Agreement described below, Elan may be deemed to be the beneficial owner of approximately 1,480,474 shares, or approximately 6.6%, of the Issuer's common stock (based upon outstanding Common shares as of April 29, 1998). See Item 6 below.

         (b)      See Item 6 below.

         (c)      N/A

         (d)      N/A

         (e)      N/A

          The filing of this statement does not constitute an admission by Elan that it is the beneficial owner of any shares of the Issuer. Elan is making this filing because of the possibility that it may be deemed to be the beneficial owner of certain shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

         See Item 4.

          On April 29, 1998, as a condition to Elan's willingness to enter into the Merger Agreement, David L. Anderson, Thomas L. Barton, Gerard N. Burrow, John F. Chappell, Sandra K. Cooper, Raymond C. Egan, John W. Glynn, Jr., Paul Goddard, Howard E. Greene, Jr., Robert R. Luther, John W. Varian, Paul L. Wood and Philip J. Young (the "Stockholders") and Elan entered into a voting agreement (the "Voting Agreement") whereby each of the Stockholders has agreed, until the earliest of the termination of the Merger Agreement, consummation of the merger, termination of the Voting Agreement by mutual agreement of the parties thereto or the termination by Elan of the Voting Agreement and subject to his obligations to faithfully discharge his duty as a director of the Issuer, to cause the shares of the Issuer common stock which he or she owns, or will own prior to the consummation of the Merger, to be voted in favor of the Merger Agreement and the transactions contemplated thereby. The Voting Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference. The Stockholders beneficially own an aggregate of approximately 1,480,474 shares, or approximately 6.6%, of the Issuer's common stock (based upon outstanding Common Shares as of April 29, 1998).

Item 7.      Items to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of April 29, 1998, by and among Neurex Corporation, Elan Corporation, plc and Ganesh Acquisition Corp.

Exhibit 2 Voting Agreement, dated as of April 29, 1998, by and among Elan Corporation, plc and the Stockholders.

                                    Signature


          The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Schedule 13D is true, complete and correct.

May 11, 1998

                                  ELAN CORPORATION, plc


                                  By: /s/ Thomas G. Lynch
                                      -----------------------------------------
                                     Name:  Thomas G. Lynch
                                     Title: Executive Vice President
                                            and Chief Financial Officer

                                   Schedule A

          The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Armen, Balog, Boushel, Crowley, Gillespie, McIntyre, McLaughlin, Selkoe and Thornburgh) and officer of Elan Corporation, plc are set forth in the following table:

1.       (a)      Donal J. Geaney
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Chairman of the Board and Chief Executive Officer
                  of Elan
         (d)      Ireland

2.       (a)      John Groom
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, President and Chief Operating Officer of Elan
         (d)      United Kingdom

3.       (a)      Thomas G. Lynch
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Executive Vice President and Chief Financial
                  Officer of Elan
         (d)      United Kingdom

4.       (a)      William Clark
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      President, Elan Pharmaceutical Operations
         (d)      United States

5.       (a)      Michael D. Coffee
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      President and Chief Operating Officer, Athena
         (d)      United States

6.       (a)      William F. Daniel
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Group Vice President Finance, Group Controller and
                  Principal Accounting Officer of
                  Elan
         (d)      Ireland

7.       (a)      Ronald Kartzinel, Ph.D., M.D.
         (b)      1300 Gould Drive, Gainesville, Georgia  30504
         (c)      Vice President, Regulatory Compliance of Elan
         (d)      United States

8.       (a)      Seamus Mulligan
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      President, Elan Pharmaceutical Technologies
         (d)      Ireland

9.       (a)      Lisabeth Murphy
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      Vice President and General Counsel of Elan
         (d)      United States

10.      (a)      Mark A. Pearson
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Company Secretary of Elan
         (d)      Ireland

11.      (a)      Mary Pendergast
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Executive Vice President, Government Affairs of Elan
         (d)      United States

12.      (a)      Paulette E. Setler, M.D.
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      Vice President and Chief Scientific Officer of Elan
         (d)      United States

          The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom, and Lynch) are set forth in the following table:

1.       (a)      Garo Armen, Ph.D.
         (b)      630 Fifth Avenue, Suite 2167, New York, New York  10111
         (c)      Principal, Armen Partners, L.P., Chairman of the Board and
                  Chief Executive Officer of Antigenics Inc.
         (d)      United States

2.       (a)      James Balog
         (b)      2205 N. Southwinds Blvd., Unit No. 307, Vero Beach,
                  Florida  32963
         (c)      Retired
         (d)      United States

3.       (a)      Brendan Boushel
         (b)      9 Upper Mount Street, Dublin 2, Ireland
         (c)      Retired senior partner, TTL Overend McCarron & Gibbons
         (d)      Ireland

4.       (a)      Laurence G. Crowley
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Chairman, Michael Smurfit Graduate School of Business,
                  University College Dublin, Director, Bank of Ireland
         (d)      Ireland

5.       (a)      Alan R. Gillespie, Ph.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Managing Director, Goldman Sachs International
         (d)      United Kingdom

6.       (a)      Kevin McIntyre, M.D.
         (b)      160 Commonwealth Avenue, Suite 801, Boston,
                  Massachusetts  02116
         (c)      Associate Clinical Professor of Medicine at Harvard
                  Medical School
         (d)      United States

7.       (a)      Kyran McLaughlin
         (b)      Davy House, 49 Dawson Street, Dublin 2, Ireland
         (c)      Joint Chief Executive, J&E Davy, Stockbrokers
         (d)      Ireland

8.       (a)      Dennis J. Selkoe, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Professor of Neurology and Neuroscience at Harvard Medical
                  School
         (d)      United States

9.       (a)      Richard L. Thornburgh
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Counsel to the law firm of Kirkpatrick & Lockhart LLP,
                  Washington, D.C.
         (d)      United States

                                  Exhibit Index

Exhibit No.                 Exhibit
1                           Agreement and Plan of Merger, dated as of April 29,
                            1998, by and among Neurex Corporation, Elan
                            Corporation, plc and Ganesh Acquisition Corp.
2                           Voting Agreement, dated as of April 29, 1998, by and
                            among Elan Corporation, plc and the Stockholders.